SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 7 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Decision to Dispose of Treasury Shares

•	Number of shares to be disposed: 20,105,609 (common shares)

•	Estimated total amount: KRW 745,918,093,900

*	The above amount is calculated based on the closing price of KT common share of KRW 37,100 per share on September 6, 2022.

•	Period of disposal: From September 8, 2022 to September 14, 2022

•	Purpose of disposal: Building strategic partnership for strengthening business collaborations with Hyundai Motor Company and Hyundai Mobis by mutual treasury share exchange

•	Method of disposal: Off-market disposition

•	Date of resolution by the Board of Directors: September 7, 2022

•	Other references useful for making investment decisions

•

Through cross ownership of interests between (i) KT and (ii) Hyundai Motor Company and Hyundai Mobis KT plans to establish business cooperation relationships with such companies that enable KT to pursue mutually beneficial opportunities.

•

During the period of five years, KT and Hyundai Motor Company and Hyundai Mobis cannot, in principle, sell, transfer, provide collateral, or otherwise dispose of the other party’s shares held by them to a third party without the prior written consent.

•

Following the elapse of the disposition restriction period, in the event Hyundai Motor Company or Hyundai Mobis elect to dispose of the treasury shares acquired from KT to a third party, KT has the preemptive right to delegate a person to purchase such shares.